EXHIBIT 99.1

Standard Lithium Provides Update on Phase 1A Commercialization Progress, Announces Engagement of Citi for Strategic Financing and Partnerships

EL DORADO, Ark., Dec. 04, 2023 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), a leading near-commercial lithium development company, is pleased to provide an update on the commercial progress of its Phase 1A Project at LANXESS' South Plant near El Dorado, Arkansas. The Company has engaged Citi to facilitate strategic financing and partnership options for the Phase 1A Project, as well as for advancing the broader South West Arkansas project and the Company’s initiatives in East Texas.

In line with its strategic focus on core operations, LANXESS Corporation (“LANXESS”) has communicated its plans to commercialize its role in the Phase 1A Project alongside Standard Lithium. The cooperative framework is to include a brine supply and disposal agreement, a lease agreement for the production facility site, and the provisioning of certain infrastructure services. Details of the future cooperation are the subject of ongoing negotiations. These agreements will form the basis of the operational framework for the Phase 1A Project.

With the Phase 1A Project’s ownership and operational structure now clearly defined, Standard Lithium is well-placed to optimize project partnerships and structure off-take agreements that capture the full potential value of the project. With this increased clarity, supported by Citi for strategic financing and partnerships and BNP Paribas for debt financing and off-take negotiations, the Company is now positioned to accelerate project development and execute on its strategy to unlock the full potential of its Smackover resources.

The recent U.S. Treasury Department's announcement on the Inflation Reduction Act’s Foreign Entity of Concern (FEOC) underscores the importance of domestic critical minerals for EV batteries. This strengthens the appeal of Standard Lithium's Smackover projects, given their U.S. location and potential to provide a secure, local supply of lithium in line with the Act's objectives, highlighting Standard Lithium's advantageous position in a market seeking domestic sources for these crucial materials.

This opportunity leverages the proven and replicable Direct Lithium Extraction (“DLE”) process, tailored for the Smackover Formation. Developed over three and a half years and demonstrated at the South Plant, this DLE technology is designed for replicability across the Company's Smackover projects and is currently the only DLE process in the industry ready for commercial scaling.

The Phase 1A Project is detailed in the Company's recently reported Definitive Feasibility Study (“DFS”). The DFS anticipates the first production of battery-quality lithium carbonate in 2026, using direct lithium extraction from Smackover brine currently produced by LANXESS from their South Brine Unit. The DFS projects an average annual production of 5,400 tonnes per annum (tpa) over the operating life with peak annual production of 5,700 tpa and a 25-year minimum operating life. Proven and Probable Reserves of 208 kt lithium carbonate equivalent (LCE) at an average concentration of 217 mg/L over the entire mine-life support up to 40 years of operations.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States. The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s signature projects, the Phase 1A Project and the South West Arkansas Project, are located on the Smackover Formation in southern Arkansas, a region with a longstanding and established brine processing industry. The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas. In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

Investor and Media Inquiries

Allysa Howell
Vice President, Corporate Communications
+1 720 484 1147
a.howell@standardlithium.com